ENDEAVOR EXPLORATIONS INC.
                      888 Dunsmuir Street, Suite 888, # 2
                          Vancouver, British Columbia
                                    V6C 3K4
                         Telephone Number: 206-338-2649
                            Fax Number: 206-338-2649


VIA FAX:  (202) 772-9368

April 18, 2007

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3561

ATTENTION:  CARMEN MONCADA-TERRY

Dear Sirs:

RE:   REGISTRATION STATEMENT ON FORM SB-2 - REQUEST FOR ACCELERATION

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, as amended, such that it be deemed effective on Friday, April 20, 2007 at 2:00pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.    should  the  Commission   or  the  staff,  acting  pursuant  to  delegated
      authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.


Yours truly,



ENDEAVOR EXPLORATIONS INC.

/S/ ROBIN FORSHAW
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ROBIN FORSHAW, PRESIDENT